Exhibit 99.2
Flamel Technologies Announces Two New Feasibility Agreements
Lyon, France — June 25, 2009 — Flamel Technologies S.A. (NASDAQ: FLML) today announced that it has entered into two new feasibility agreements to apply its Medusa® platform with two additional companies. One program is designed to deliver a controlled release of a marketed hormone; the other is a Medusa formulation of a therapeutic peptide. The Company is currently working on nineteen feasibility programs with fifteen partner companies. These products are in addition to the new product collaborations announced earlier this week.
Stephen H. Willard, Flamel Technologies’ chief executive officer, commented, “With these two new agreements, we are continuing to diversify our revenue base and add additional potential catalysts for substantial growth in the years to come. Our success in executing this diversified strategy is a testament to the strength of our drug delivery technology, which offers many advantages beyond control release. These include the ability to dramatically increase solubility, side-effect reduction, and the ability to deliver drugs which can not currently be delivered by other methods. Our financial model is quite efficient, and it is intended to drive significant value for shareholders as these programs progress.”
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa technology is designed to deliver controlled-release formulations of therapeutic proteins, peptides, and other molecules.
Contact:
Charles Marlio, Director of Strategic Planning and Investor Relations
     (011) 33-4-7278-3434
     (011) 33-4-7278-3435
Marlio@flamel.com
This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms. All statements that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “believe,” “expect,” “estimate,” “plan,” will,” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control, that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2008. All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.